

October 19, 2010

Mr. David G. Burke
Diversified Restaurant Holdings, Inc.
27680 Franklin Rd.
Southfield, MI 48034

>   **Re: Diversified Restaurant Holdings, Inc.**
>   **Forms 10-K and 10-K/A for the fiscal year ended December 27, 2009**
>   **Forms 10-Q for the fiscal quarters ended March 28, 2010 and June 27, 2010**
>   **Form 8-K/A, filed April 19, 2010**
>   **File No. 000-53577**

Dear Mr. Burke:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Year Ended December 27, 2009, filed April 23, 1010

Exhibits

1.   We note your response to comment 14 in our letter dated August 24, 2010. Please revise future filings to ensure that the heading included on the certifications required by Rule 13a-14(a) refers to 15 USC 7241. The current reference to 15 USC 1350 corresponds to Section 906 of the Sarbanes Oxley Act.

Form 8-K/A, filed April 19, 2010

2.   We have reviewed your response to comment #8. Please explain to us how you considered the materiality of the promissory notes issued to fund the acquisition and their impact on both debt and equity, in concluding that a pro forma adjustment was not warranted.

3.   Based on your response to comment 9, we note that T. Michael Ansley held directly or indirectly at least 50% of the outstanding ownership interests in the nine entities purchased by the company. If you are using a voting interest model to establish common control, an individual would need to hold more than 50% of the ownership interests. To the extent you are relying upon the ownership interests held by the family members to meet this threshold, please specifically identify what family members are included in the ownership percentages referenced in your supplemental response and their relationship to Mr. Ansley. In addition, please describe the ownership structure of Diversified Restaurant Holdings, Inc. and disclose the percentage interests held by the controlling parties.

Form 10-Q for the fiscal quarter ended March 28, 2010

4.   We have reviewed your response to comment 10 and it does not appear the proposed adjustment constitutes a change in accounting principle under FASB ASC 250. However, given we are still considering your accounting for this transaction as noted in our previous comment, we will revisit this issue upon the submission of your next response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Pokorny at (202) 551-3714 or myself at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson at (202) 551-3473 with any other questions.

Sincerely,

Cicely L. LaMothe
Accounting Branch Chief